23 December 2002

James Hardie Retires US$60 million of Long-Term Debt

James Hardie today announced that it has renegotiated its long-term debt and removed the technical non-compliance caused by the successful sale of its Gypsum operations.

The major change to the balance sheet involves the retirement of US$60 million of long-term debt, completed today. The balance of long-term debt is now US$165 million. This has an average maturity of 6.5 years at an average interest rate of 7.1%.

The retirement of the debt will result in a saving of US$1.065 million in interest costs for the balance of the current fiscal year and annual savings of US$4.26 million in interest costs for the remaining term of the debt.

The savings will be offset in the current year by a make-whole payment of US$9.9 million arising from the earlier than planned retirement of the debt. The make-whole payment will be charged to interest expense in the income statement in the third quarter of the current year, and have an after-tax impact of US$5.95 million.

The make-whole payment is higher than the US$5-6 million previously foreshadowed. This resulted from having to take into account the reduction in Federal Reserve Bank interest rates since the company announced the debt refinancing in May.

The changes announced today are part of the new capital management strategy that is being implemented since the company announced the sale of its US-based gypsum assets for about US$400 million in April 2002.

The company’s three gypsum plants were sold to BPB plc in April 2002 for US$345 million, which resulted in a profit in excess of book value of US$83 million. The after-tax profit of US$54.6 million was recorded as a profit from discontinued operations in the first quarter of the current year.

The sale of the gypsum plants enabled James Hardie to pay a tax-free return of capital to shareholders of US20 cents a share in November 2002.

The sale of the remaining gypsum asset – a mine in Nevada – is now expected to be completed earlier than planned, in March 2003. The mine sale will generate proceeds of US$54.5 million and a profit in excess of book value of US$53.8 million. The after-tax profit on the sale is expected to be US$32.3 million. This is expected to be recorded as a profit from discontinued operations in the fourth quarter of the current year.

James Hardie’s Chief Executive Officer, Mr Peter Macdonald said that the company could pursue its aggressive growth agenda for fibre cement from a strong financial position.

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone — 61 2 8274 5377 Mobile — 0419 461 368 Facsimile — 61 2 8274 5218
Email — greg.baxter@jameshardie.com.au or Steve Ashe, Vice President Investor Relations
Telephone — 61 2 8274 5246 Mobile — 0408 164 011 Facsimile — 61 2 8274 5218
Email — steve.ashe@jameshardie.com.au
www.jameshardie.com

“The sale of gypsum assets for an attractive profit has already allowed the company to reduce debt and return a significant sum to shareholders tax-free,” said Mr Macdonald.

“The company now has a strong cash position which offers the potential of further tax-free returns of capital or other forms of returns to shareholders.

“At the same time, James Hardie’s conservatively geared balance sheet will allow the company to aggressively pursue growth opportunities in fibre cement, in existing and new markets,” said Mr Macdonald.

The impact of the changes to the balance sheet and income statement for the financial year ending 31 March 2003 is expected to be as follows:

US$ Million
Net Profit After Tax from Continuing Operations
Add: Interest expense savings from retirement of debt	1.1
Less: Interest expense resulting from make-whole payment	(9.9)
Add: Tax expense adjustment	3.5

Net Impact	(5.3)
Net Profit From Discontinued Operations
Total proceeds from sale of Gypsum assets (US$345m + US$54.5m)	399.5
Less: Selling costs	(10.6)
Less: Book value of Gypsum assets	(253.7)
Less: Tax expense	(48.8)

86.4
Balance Sheet (relative to HY03 position)
Long-term debt reduced by US$60 million to:	165.0

The company announced in November that it had cash and cash equivalents of around US$322 million as at 30 September 2002. Since then, a dividend and return of capital totalling US 25 cents a share has been paid to shareholders and the company has retired debt, purchased land and made tax payments associated with the sale of its Gypsum assets. These payments as well as other major repayments previously announced, would alter the 30 September 2002 balance of cash and cash equivalents to around US$34 million.

The changes described above have no impact on operating performance. Third quarter trading conditions in the company’s major markets have remained healthy and the businesses are continuing to perform well, consistent with the strong growth momentum evident in the first half.

Ends.

Media Release — James Hardie Retires US$60 million of Long-Term Debt	2

Disclaimer
 This press release contains forward-looking statements. Words such as “believe,” “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release — James Hardie Retires US$60 million of Long-Term Debt	3